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                                                                    EXHIBIT 99.1

             Contact: David C. V. Lee                Investor Relations:
             CEO                                     Dan Matsui/Eugene Heller
             Quintalinux Limited                     Silverman Heller Associates
             (852) 2893-2682                         (310) 208-2550
             davidlee@quintalinux.com                dmatsui@sha-ir.com


                          QUINTALINUX LIMITED RELEASES
                          ENGLISH-LANGUAGE IOFFICE2000,
                         CHINESE VERSION IN DEVELOPMENT

Kowloon Bay, HONG KONG (February 22, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for "intelligent buildings," interior construction, systems design and integration, and Linux development, today announced the release of a new English-language version 2.4 of iOffice2000, a Web-based groupware application suite, which can be used with most major Web servers, Web browsers, and operating systems.

JEXT Co. Ltd., a 100%-owned subsidiary of Quintalinux engaged in IT-related distribution, holds rights to distribute the English version of iOffice2000 in the Greater China region, Taiwan, Korea, Southeast Asia, Australia and New Zealand. JEXT is also participating in the development of a Chinese version of iOffice2000 with Neo Japan Corporation, and will have the exclusive right to worldwide distribution of the Chinese version.

Mr. Chu Tat, chairman of Quintalinux Limited, said, "We believe iOffice2000 is the groupware for the Internet age. Since the Internet and e-mail have become indispensable for business operations and communications, the ability to integrate a server environment utilizing open source and freeware has become a key consideration for businesses seeking to develop global markets, especially in markets where competing platforms are used or where Internet/Intranet solutions have not been previously introduced.

"iOffice2000 utilizes 100% Internet technology and can operate in practically any environment. The application suite offers 13 applications, is fast, and is simple to install, operate and administer. This powerful groupware is affordable and available for a one-time cost of US$40 per user," Mr. Tat continued.

"We plan to target the small to medium-sized enterprises (SMEs), including over 250,000 SMEs in Hong Kong alone," added Mr. Tat. "Based on recent growth being experienced by Neo Japan, we see very attractive potential for Quintalinux, not only in the Hong Kong market, in which JEXT Co. is the only distributor of iOffice2000, but also from worldwide sales of the Chinese version of iOffice2000."

ABOUT NEO JAPAN/IOFFICE2000

iOffice2000 was developed by Yokohama-based Neo Japan Corporation and has proven to be very popular for small to medium sized enterprises and large corporations in Japan, such as Toshiba, Sony, Oracle-Japan and Lucent Technology-Japan. Neo Japan launched iOffice2000 in March 1999, and secured over 1,200 corporate accounts with approximately 120,000 users by March 2000. As of February 2001, the number of corporate accounts had more than quadrupled to over 5,000 corporate accounts with over 500,000 users.

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ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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